Exhibit 99.3
Translated from the French
FLAMEL TECHNOLOGIES
Société Anonyme with a stated capital of 2,891,118.67 euros
Registered Office:
Parc Club du Moulin à Vent
33, avenue du Docteur Georges Lévy
69693 VENISSIEUX — France
379 001 530 R.C.S. LYON
MANAGEMENT REPORT PREPARED BY THE BOARD OF DIRECTORS
AND PRESENTED TO THE ANNUAL ORDINARY GENERAL SHAREHOLDERS’
MEETING TO BE HELD ON 12th, JUNE 2006
Ladies and Gentlemen,
In accordance with French law and the Company’s bylaws, the Board of Directors has called an Ordinary Shareholders’ Meeting in order to report on the condition and the business of the Company during the financial year ended on December 31, 2005 (the “Financial Year”) and to invite you to accept the financial statements for the financial year.
Moreover, we propose to renew the mandate of the current Members of the Board of Directors for the coming year
During this General Shareholders’ Meeting, the statutory auditor’s reports will be read.
These reports, the management report, the financial statements, and all related documents are made available to you at the company’s registered office, as required by law.
The financial statements presented to you were prepared in accordance with the applicable French accounting laws, principles and methods.
Please note that the accounting methods used in preparing these financial statements are the same as those used in previous financial years.
I.	Business and Condition of the Company during the Financial Year
The financial year ended December 31, 2005 was a difficult but strong year for the Company with respect to technical progress, investment in people, plant and equipment and preservation of its financial situation, in term of cash.
Furthermore, in June 2005, there was a change in the composition of your Board of Directors. As a result of the change, there was a change of the Directeur Général (CEO) of your Company. We believe that, despite of difficulties this has created, your Company and Board of Directors have succeeded in strengthening the Company through these changes and our future is bright.
With respect to its Medusa® platform, the Company completed a successful clinical trial of its formulation of Interferon-alpha and made important progress on a clinical trial of its formulation of Interleukin-2.
With respect to its Micropump® platform, in December 2005, we announced that GSK has submitted a New Drug Application (NDA) for the controlled release formulation of a currently marketed major drug using our technology. We also have pursued very actively the development of our Pessac facility in liaison with this service agreement. We also made important progress on Micropump® formulations of a number of molecules including proton pump inhibitors.
Corning, for its part, continued the commercial promotion of its photochromic eye glasses using the photochromic material developed by Flamel.
For the Financial Year, the Company had net sales in the amount of 17.5 M. Euros, compared with 27.2 M. Euros for the previous financial year.
II.	results of the financial year
The following results are in accordance with French GAAP.
1.	Statement of operations

2005 revenues amounted to 17.5 M. Euros compared to 27.2 M. Euros in 2004. 2005 revenues included 1.3 M. Euros of product sales, 15.3 M. Euros of license and research revenues and 0.9 M. Euros of royalties

Salaries and social charges, representing 28% of total operational costs, increased by 23% in 2005 to 14.5 M. Euros, compared to 11.8 M. Euros in 2004. This was principally due to the growth in the number of employees (254 salaried employees in December 2005 versus 221 salaried employees in December 2004).

Other costs in 2005 grew by 37% resulting from significant investments in research and development activities, and particularly with respect to subcontracting costs of pre clinical, clinical studies and clinical batches.

Positive financial net income of 3.2 M. Euros in 2005 was mainly due to realized gains from the sale of marketable securities of 2.9 M. Euros in 2005, and favorable exchange gain of 0.2 M. Euros.

The loss before tax (and excluding extraordinary items) in 2005 amounted to (27.8) M. Euros compared to a loss of (9.0) M. Euros in 2004.

Together with extraordinary profit of 3.7 M. Euros mainly from BMS termination agreement fees and grants compensated by the provision linked with the change of management in June 2005, and research tax credit of 3.4M. Euros, the net loss for the year amounted to 20,705,494 Euros compared with a loss of 6,365,948 Euros for the previous financial year.

2.	Balance Sheet

ASSETS

Total assets amounted to 106.3 M. Euros, of which 19.9 M. Euros related to fixed assets and 86.4 M. Euros to current assets.

Accounts receivable at the end of the year were 2.2 M. Euros.

Marketable securities amounted to 70.1 M. Euros at the end of 2005, including money market funds and term deposits, compared to 72.6 M. Euros at the end of 2004.

LIABILITIES

Shareholders’ equity, after taking into account the loss for 2005, amounted to 77.5 M. Euros.

The rest of the liabilities amounted to 28.8 M. Euros, with 6.1 M. Euros of accounts payable to suppliers, 2.4 M. Euros of conditional loans from French government agencies, 7.5 M. Euros from GSK financing that will be amortized at the same pace than the fixed assets and a provision linked to the change of management in June 2005 and its financial implication including social charges on stocks options.

3.	Capital investments

Capital investments for the year amounted to 20.9M. Euros and were principally utilized for research and development activities, and especially at the Pessac plant, for the building of the Coreg facility..

4.	Financing

The Company did not have specific external financing operations in the 2005 year.

In 2005, a total of 830,000 options have been exercised by employees and a total of 1,125,000 BSA (warrants) have been exercised by directors and shareholders leading to a capital increase of 238,430 Euros.

No important event, having any material effect on the financial statements of year 2005, occurred between January 1st, 2006 and the date of this management report.
The financial results will be submitted to the approval of the General Shareholders’ Meeting. (first resolution)

III.	Improvements — Difficulties Experienced
The Company made substantial progress during the year, both with respect to its product pipeline and its financial position. Highlights included:
•	Successful finalization of clinical trials on Interferon-alpha and progress on Interleukin-2 clinical trial.

•	Finalization of the construction of a new production facility in Pessac, funded in part by others, and obtaining significant money from GSK to support our production of their Micropump® formulated product.

•	The continued application of our Medusa® and Micropump® technologies to various partnered projects, feasibility studies and proprietary formulations.

•	The company announced in September that TAP terminated its license agreement for controlled release Lansoprazole. The company consequently continued the development of PPI products including a phase I clinical trials with Omeprazole.
IV.	Allocation of Results
It results from the accounts that we have presented to you that the net result of the financial year shows a loss of 20,705,494 Euros.
We propose you that this loss amounting to 20,705,494 Euros be allocated fully to the carry-forward account which, after allocation, will amount to (57,245,785) Euros. (second resolution).
V.	Purchase of shares by the Company
None.
VI.	Dividends paid during the past three financial years and Corresponding Tax Credit
We wish to note, as required by Section 243 bis of the General Tax Code, that no dividends were distributed in the preceding three financial years.
VII.	Non Tax-Deductible Expenses
The Company incurred non tax-deductible expenses for an amount of 12,390 euros corresponding to non tax-deductible depreciation. Jetons de presence (attendance fees) for an amount of 160,715 euros were also recorded as non tax-deductible in 2005.

VIII.	Significant Events between the Close of the Financial Year and the Date of this Report
None
IX.	Foreseeable Evolution of the Company —Prospects
The Board of Directors expects the following developments in 2006:
expected continuation and development of the collaboration with GlaxoSmithKline according to the license agreement signed in March 2003;
-	expected continuation of the applications of Micropump® and Medusa® technologies to other products, especially with feasibility studies contracted with pharmaceutical companies and also on self-funded projects;

-	the establishment of new R&D partnerships to facilitate the commercialization of various projects including for example Interferon alpha; Trigger lock and Basulin®,;
The projected revenues and the present cash position will permit the Company to fund its activity and development in 2006.
X.	Research and Development Activities of the Company
Medusa®
The Company continued its development of Basulin®. It made substantial progress with a clinical trial of Medusa® enabled formulations of long-acting Interleukin-2 and finalized successfully a clinical trial on long-acting Interferon-alpha. The Company continued its work on formulation of long-acting human growth hormone, and long-acting Erythropoeitin.
Micropump®
The company continued its controlled-release formulation of Lansoprazole and Omeprazole after the termination of the agreement with TAP. We made substantial additional progress with our partnership with Glaxo Smithkline, leading to the filing of an NDA in December and the completion of a new Flamel manufacturing facility. We also did important work for other partners and potential partners, including development of our Trigger Lock system to reduce or eliminate opïoid abuse
XI.	Table of the Results of the past five financial years
In accordance with Section 148 of Regulation n°67 236 dated March 23, 1967, the table summarizing our Company’s results for the last five financial years is appended to this report.
(See exhibit1)

XII.	Employees
The number of employees as of December 31, 2005 was 254.
XIII	CApital Ownership
On December 31, 2005, the share capital of the Company amounted to 2,891,118.68 Euros and consisted of 23,706,590 shares. Approximately 99.77% of the share capital is quoted on the Nasdaq under the form of ADSs, through the Bank of New York.
XIII.	Agreements Referred to in Sections L. 225-38 et seq. of the Commercial Code
Please note that the statutory auditor has prepared a special report, which is submitted to you, in which he indicates that some agreements referred to in Sections L. 225-38 et seq. of the Commercial Code have been entered into or renewed during the last financial year.
We ask you to approve and/or ratify, if applicable, any agreements referred to under Section L. 225-38 et seq. of the Commercial Code, which have been entered into or renewed during the Financial Year, and which may be mentioned in the report of the Statutory Auditor.(tenth resolution)
XV.	Management and Control of the Company
In the second quarter of 2005, disagreements were raised between some of the shareholders of the Company and the Chairman and CEO and Board of Directors. At the June 22nd 2005 Shareholders meeting, the former Board of Directors was not reelected including the Chairman and CEO. A new Board of Directors including 3 members has been put in place at that date including a non Executive Chairman. A CEO was also nominated . Three additional Directors have been nominated in October.
Following the resignation of Randy H. Thurman as Director on January 10th 2006, Lodewijk J.R. de Vink was nominated as a Director at the same date.
The term of office of each Messrs Elie Vannier, Cornelis Boonstra, Frédéric Lemoine; Lodewijk J.R. de Vink, John L. Vogelstein and Stephen H. Willard in their capacity as directors of the Company, expires at the end of the Ordinary General Shareholders’ Meeting to which you are called, we propose to renew their terms of office for one (1) year, i.e. until the Ordinary General Shareholders’ Meeting that will be convened to vote on the financial statements for the financial year that will end on December 31, 2006. (third, fourth, fifth, sixth, seventh and eighth resolutions)
XVI.	Determination of Directors’ Attendance Fees
In light of increased involvement by the Directors, greater responsibilities, and the Company strong financial position, we propose that a sum of 400.000 Euros be allocated to the Board of Directors as annual attendance fees, which will then determine the allocation of such attendance fees. (ninth resolution)We also propose to have up to a maximum of 150.000 Bons de Souscriptions Autonomes (BSA or warrants) be made available to the Board of Directors for acquisition by directors at a fair market value. (eleventh resolution)
XVII.	Total Amount of Compensation and In-Kind Benefits received by each Director and Officer from the Company and Controlled Companies During the Past Financial Year
For year 2005 (up to June 22nd), Mr Soula Président Directeur Général received a total compensation of 223 926 Euros.
For year 2005, Mr. Willard, Director and CEO received a total compensation of 1.022.671 Euros.
XVIII.	List of Offices and Positions in Other Companies, of Each Director During the Financial Year
1.	Mr Elie Vannier, Président (Chairman)

Mr Vannier is also COO of Grandvision SA and director and chairman of the compensation committee of Promod SAS

2.	Mr Cornelis Boonstra, Director

Mr Boonstra is also Director of Hunter Douglas

3.	Mr Frédéric Lemoine, Director

Mr Lemoine is also Chairman of the supervisory Board of Areva and Director of Groupama SA

4.	Mr John L. Vogelstein, Director

Mr Vogelstein is also Vice Chairman of Warburg Pincus

5.	Mr Lodewijk J.R. de Vink, Director.

Mr de Vink is also Director of Roche group and of Alcon Inc

6.	Mr. Stephen Willard, Director, CEO

Mr. Willard is also Director of ETRADE Financial, Inc.
XIX.	Significant Acquisitions of Equity Interests in Companies Having Their Registered Office in France or Acquisition of the Control of Such Companies
None.

XX.	Percentage of the Share Capital Held by Employees, Either Directly or via an Investment Fund or a Company Savings Plan
At the end of 2005, employees held directly 496 shares of the Company.
The Board invites you, after the reading of the reports by the Statutory Auditor, to proceed with the examination and the vote on the resolution submitted to your vote.
Elie Vannier
Chairman

EXHIBIT 1
FINANCIAL RESULTS OF THE PAST FIVE YEARS
FLAMEL TECHNOLOGIES — As of December 31, 2005
FINANCIAL RESULTS OF THE PAST FIVE YEARS
(Solely for Public limited companies)
Amount in euros

	déc-00	déc-01	déc-02	déc-03	déc-04	déc-05
a) Capital share	1 975 445,35	1 975 445,35	1 975 445,34	2 608 783,07	2 652 688,41	2 891 118,68
b) Number of Ordinary shares	16 197 590	16 197 590	16 197 590	21 391 590	21 751 590	23 706 590
c) Number of preference shares
d) Number of shares to be issued by :
- bond conversion
- exercise of stock-options and warrants	1 415 000	2 110 000	2 535 000	4 415 000	4 758 500	3 465 000

CAPITAL FOR THE YEAR ENDED

a) Revenues	10 187 579,27	14 615 521,74	19 503 640,86	37 680 303,02	27 197 059,79	17 454 801,51
b) Income before taxes	-6 556 102,30	-1 872 827,33	4 070 438,96	13 826 400,73	-6 845 679,55	-17 533 232,21
c) Income tax	54 544,07	15 244,90	-585 075,87	-444 583,00	-3 444 473,62	-3 371 868,76
d) Employee’s profit-sharing
e) Income after taxes, depreciation and provisions	-7 028 717,47	-2 850 032,26	3 429 405,22	12 800 853,77	-6 365 947,95	-20 705 494,41
f) amount of distributions

OPERATIONS AND EARNINGS OF THE YEAR

a) Income after taxes and employee’s profit-sharing before depreciation and provisions	-0,41	-0,12	0,29	0,67	-0,16	-0,60

b) Income after taxes,employee’s profit-sharing, depreciation and provision	-0,43	-0,18	0,21	0,60	-0,29	-0,87
c) Share dividends

EARNINGS PER SHARE

a) Average staff of the year	137	140	139	166	221	254
b) Amount of the payroll	4 731 279,60	4 883 341,03	5 441 633,23	6 449 859,79	8 202 298,68	10 168 449,11
c) Amount of social taxes	2 092 038,30	2 037 944,41	2 323 893,56	2 872 888,98	3 636 093,62	4 360 234,12
STAFF

EXHIBIT 2
STATEMENT OF POWERS DELEGATED TO BOARD OF DIRECTORS

POWERS APPROVED BY
EXTRAORDINARY GENERAL MEETING TO
BOARD OF DIRECTORS		ENACTED BY BOARD OF DIRECTORS
				Share	Approval by
				Capital	Board of
Date	Nature	Date	Nature	Increase	Directors
10 May 1996	Stock-options « plan 96 » 1.000.000 shares Share capital increase of € 121.959	June 2005 July 2005	100.000 options exercised 100.000 options exercised	€ 12.196 € 12.196	2 March 2006 2 March 2006

20 November 2000	Stock-options « plan 2000 » 1.000.000 shares Share capital increase of € 21.959	June 2005 July 2005 August 2005 September 2005 December 2005	60.000 options exercised 20.000 options exercised 50.000 options exercised 3.000 options exercised 67.000 options exercised	€ 7.318 € 2.439 € 6.097 € 366 € 8.171	2 March 2006 2 March 2006 2 March 2006 2 March 2006 2 March 2006

19 July 2001	Issuance of 70 000 warrants Share capital increase of € 8.537	June 2005	5.000 warrants exercised	€ 610	2 March 2006

19 December 2001	Stock-option « plan 2001 » 750.000 shares Share capital increase of € 91.469	February 2005 June 2005 July 2005	5 options exercised 200.000 options exercised 29.995 options exercised	€ 1 € 24.392 € 3.658	2 March 2006 2 March 2006 2 March 2006

20 June 2002	Issuance of 80 000 warrants Share capital increase of € 9.757	June 2005	20.000 warrants exercised	€ 2.439	2 March 2006

18 February 2003	Stock-options « plan 2003 » 1.000.000 shares Share capital increase of € 121.959	June 2005	200.000 options exercised	€ 24.392	2 March 2006

7 November 2003	Issuance of 200 000 warrants Share capital increase of € 14.640	June 2005	140.000 warrants exercised	€ 17.074	2 March 2006

7 November 2003	Stock-options « plan 2004 » 1.000.000 shares Share capital increase of € 121.900	—	—	—	—

22 June 2004	Issuance of 80 000 warrants Share capital increase of € 9.800	—	—	—	—

4 March 2005	Stock-options « plan 2005 » 1.500.000 shares Share capital increase of € 182.940	—	—	—	—

24 October 2005	Issuance of 250.000 warrants Share capital increase of € 30.490	—	—	—	—